     TASEKO PROVIDES FLORENCE COPPER UPDATE
AND ANNOUNCES ENGINEERING CONTRACT AWARD

October 21, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") is pleased to provide an operational update on its Florence Copper Project.

In the last nine months, Florence personnel have commissioned the 24-hole test wellfield consisting of injection, recovery and monitoring wells, while ramping up the SX/EW Plant to design capacity. This multistep process included the initial leaching period where hydraulic control of solutions 800-1200 feet underground, in the orebody, remained compliant with all environmental guidelines. At the same time, the process of recovering copper rich solutions from the orebody commenced, in accordance with Taseko’s detailed process design.

Russell Hallbauer, CEO and Director of Taseko, commented, "With steady-state operation now achieved, our focus has turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. Sweep efficiencies in the wellfield continue to outperform our expectations. Our technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully increasing copper concentration in solution. The main recovery well is now producing copper in solution at an annualized rate of approximately 600,000 pounds per year, and the expectation is for steady improvement as the well matures. We are gaining valuable operating experience that will be used to reduce the ramp up period for commercial wellfield operations."

"With the ongoing success of both the wellfield and SX/EW Plant, the Company has recently awarded the basic engineering contract for the commercial facility to Stantec, and that work has now commenced. Additionally, our senior personnel are actively engaged with the Environmental Protection Agency and the Arizona Department of Environmental Quality to advance commercial operating permits which are expected to be granted in the summer of 2020," concluded Stuart McDonald, President of Taseko.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.